Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Second Quarter 2015 [1]
(Unaudited)

Dollars in thousands, except per share	Actual Results 2Q 2015	Actual Results YTD 2015	Guidance as of June 30, 2015 3Q 2015	Full-Year 2015
Per Share Metrics				
FFO per common share and unit, diluted	**$0.41**	**$0.84**	$0.39 to $0.41	$1.64 to $1.68
FFO as Adjusted per common share and unit, diluted	**$0.42**	**$0.82**	$0.39 to $0.41	$1.63 to $1.67
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	**$0.38**	**$0.76**	$0.34 to $0.36	$1.46 to $1.50
Dividend declared per share and unit	**$0.2775**	**$0.5550**	$0.2775	$1.11 [2]
Same-Store Operating Metrics				
Revenue growth	**5.4%**	**5.2%**	--	5.00% to 5.50%
Expense growth	**1.8%**	**2.1%**	--	2.50% to 3.00%
NOI growth	**6.8%**	**6.6%**	--	5.75% to 6.75%
Physical Occupancy	**96.9%**	**96.8%**	--	96.5%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	35,250	125	74.8%
Stabilized, Non-Mature	2,952	7	10.1%
Redevelopment	328	1	1.5%
Development, completed	874	3	0.7%
Non-Residential / Other	N/A	N/A	2.3%
Joint Venture (includes completed JV developments) [3]	6,696	28	10.6%
Sub-total, completed homes	46,100	164	100%
Under Development	516	1	-
Joint Venture Development	1,173	4	-
Preferred Equity Investments	1,533	5	-
Total expected homes [3][4]	49,322	174	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	2Q 2015	2Q 2014
Interest Coverage Ratio	4.32x	3.65x
Fixed Charge Coverage Ratio	4.21x	3.56x
Leverage Ratio	37.5%	40.5%
Net Debt-to-EBITDA	6.2x	6.9x

Market Capitalization

		2Q 2015	% of Total
Total debt	$	3,564,403	29.0%
Common stock equivalents [5]		8,708,705	71.0%
Total market capitalization	$	12,273,108	100.0%

Development and Participating Loan Investment



100 Pier 4 - Boston, MA — Completed: 2Q15



Steele Creek - Denver, CO — Completed: 2Q15

(1) See Attachment 16 for definitions and other terms.
(2) Annualized for 2015.
(3) Joint venture NOI is based on UDR's pro rata share. Homes and communities at 100%.
(4) Excludes 218 homes at Steele Creek where we have a participating loan investment as described in Attachment 9(B).
(5) Based on a common share price of $32.03 at June 30, 2015.



Attachment 1

UDR, Inc.
Consolidated Statements of Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
REVENUES:				
Rental income	$ 212,764	$ 200,959	$ 419,811	$ 395,311
Joint venture management and other fees [2]	3,098	2,747	15,804	6,434
Total revenues	215,862	203,706	435,615	401,745
OPERATING EXPENSES:				
Property operating and maintenance	37,194	36,840	74,444	73,560
Real estate taxes and insurance	25,138	23,716	51,360	49,147
Property management	5,851	5,527	11,545	10,872
Other operating expenses	1,769	2,162	3,535	4,088
Real estate depreciation and amortization	90,344	88,876	179,121	177,409
Acquisition costs	84	-	283	102
General and administrative	13,637	12,530	25,590	24,422
Casualty-related (recoveries)/charges, net	843	-	1,839	500
Other depreciation and amortization	1,700	1,193	3,323	2,273
Total operating expenses	176,560	170,844	351,040	342,373
Operating income	39,302	32,862	84,575	59,372
Income/(loss) from unconsolidated entities [2] [3]	(573)	(428)	58,586	(3,993)
Interest expense	(29,673)	(31,499)	(58,473)	(64,383)
Other debt (charges)/benefits, net	-	(192)	-	(192)
Total interest expense	(29,673)	(31,691)	(58,473)	(64,575)
Interest income and other income/(expense), net	382	1,426	742	2,841
Income/(loss) before income taxes, discontinued operations and gain/(loss) on sale of real estate	9,438	2,169	85,430	(6,355)
Tax benefit/(provision), net	1,404	2,190	1,829	5,519
Income/(loss) from continuing operations	10,842	4,359	87,259	(836)
Income/(loss) from discontinued operations, net of tax	-	18	-	(69)
Income/(loss) before gain/(loss) on sale of real estate owned	10,842	4,377	87,259	(905)
Gain/(loss) on sale of real estate owned, net of tax	79,042	26,709	79,042	51,003
Net income/(loss)	89,884	31,086	166,301	50,098
Net (income)/loss attributable to redeemable noncontrolling interests in the OP	(3,029)	(1,077)	(5,617)	(1,724)
Net (income)/loss attributable to noncontrolling interests	-	(2)	(7)	(6)
Net income/(loss) attributable to UDR, Inc.	86,855	30,007	160,677	48,368
Distributions to preferred stockholders - Series E (Convertible)	(931)	(931)	(1,862)	(1,862)
Net income/(loss) attributable to common stockholders	$ 85,924	$ 29,076	$ 158,815	$ 46,506
Income/(loss) per weighted average common share - basic:				
Income/(loss) from continuing operations attributable to common stockholders	$0.33	$0.12	$0.62	$0.19
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.00	$0.00	$0.00
Net income/(loss) attributable to common stockholders	$0.33	$0.12	$0.62	$0.19
Income/(loss) per weighted average common share - diluted:				
Income/(loss) from continuing operations attributable to common stockholders	$0.33	$0.12	$0.61	$0.18
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.00	$0.00	$0.00
Net income/(loss) attributable to common stockholders	$0.33	$0.12	$0.61	$0.18
Common distributions declared per share	$0.2775	$0.2600	$0.5550	$0.5200
Weighted average number of common shares outstanding - basic	257,849	250,255	257,344	250,216
Weighted average number of common shares outstanding - diluted	262,806	252,191	259,267	252,091

(1) See Attachment 16 for definitions and other terms.

(2) In January 2015, the eight communities held by the Texas joint venture were sold, generating proceeds to UDR of $43.5 million. The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale.

(3) Includes $1.5 million of acquisition-related costs related to UDR's share of the West Coast Development joint venture's transaction expenses.



Attachment 2

UDR, Inc.
Funds From Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014	
Net income/(loss) attributable to common stockholders	$	85,924	$	29,076	$	158,815	$	46,506
Real estate depreciation and amortization, including discontinued operations		90,344		88,876		179,121		177,409
Noncontrolling interests		3,029		1,079		5,624		1,730
Real estate depreciation and amortization on unconsolidated joint ventures		10,017		8,861		19,867		19,528
Net (gain)/loss on the sale of unconsolidated depreciable property [3]		-		-		(59,073)		-
Net (gain)/loss on the sale of depreciable property, excluding TRS		(79,042)		(26,709)		(79,042)		(49,883)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	110,272	$	101,183	$	225,312	$	195,290
Distributions to preferred stockholders - Series E (Convertible)		931		931		1,862		1,862
FFO attributable to common stockholders and unitholders, diluted	$	111,203	$	102,114	$	227,174	$	197,152
FFO per common share and unit, basic	$	0.41	$	0.39	$	0.85	$	0.75
FFO per common share and unit, diluted	$	0.41	$	0.39	$	0.84	$	0.75
Weighted average number of common shares and OP Units outstanding - basic		266,974		259,571		266,489		259,533
Weighted average number of common shares, OP Units, and common stock equivalents outstanding - diluted		271,931		264,543		271,448		264,444
Impact of adjustments to FFO:								
Acquisition-related costs/(fees), including joint ventures [2]	$	1,544	$	-	$	1,743	$	102
Cost/(benefit) associated with debt extinguishment and other		-		192		-		192
Texas Joint Venture promote and disposition fee income [3]		-		-		(9,633)		-
Long-term incentive plan transition costs		1,008		-		1,862		-
(Gain)/loss on sale of land		-		-		-		(1,120)
Casualty-related (recoveries)/charges, net		843		-		1,839		500
	$	3,395	$	192	$	(4,189)	$	(326)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	114,598	$	102,306	$	222,985	$	196,826
FFO as Adjusted per common share and unit, diluted	$	0.42	$	0.39	$	0.82	$	0.74
Recurring capital expenditures		(10,111)		(11,096)		(17,354)		(17,697)
AFFO attributable to common stockholders and unitholders	$	104,487	$	91,210	$	205,631	$	179,129
AFFO per common share and unit, diluted	$	0.38	$	0.34	$	0.76	$	0.68

(1) See Attachment 16 for definitions and other terms.

(2) 2Q15 acquisition-related costs include $1.5 million related to UDR's share of the West Coast Development joint venture's transaction expenses, which are recorded as income/(loss) from unconsolidated entities in Attachment 1.

(3) The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale of eight communities held by the Texas Joint Venture in 1Q15.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets

In thousands, except share and per share amounts		June 30, 2015		December 31, 2014
		(unaudited)		(audited)
ASSETS				
Real estate owned:				
Real estate held for investment	$	8,332,634	$	8,205,627
Less: accumulated depreciation		(2,557,949)		(2,434,772)
Real estate held for investment, net		5,774,685		5,770,855
Real estate under development				
(net of accumulated depreciation of $0 and $0)		92,645		177,632
Total real estate owned, net of accumulated depreciation		5,867,330		5,948,487
Cash and cash equivalents		2,990		15,224
Restricted cash		22,912		22,340
Deferred financing costs, net		19,930		22,686
Notes receivable, net		15,494		14,369
Investment in and advances to unconsolidated joint ventures, net		914,815		718,226
Other assets		96,259		105,202
Total assets	$	6,939,730	$	6,846,534
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,350,439	$	1,361,529
Unsecured debt		2,213,964		2,221,576
Real estate taxes payable		18,263		15,978
Accrued interest payable		27,735		34,215
Security deposits and prepaid rent		33,366		34,064
Distributions payable		75,129		69,460
Accounts payable, accrued expenses, and other liabilities		72,054		91,282
Total liabilities		3,790,950		3,828,104
Redeemable noncontrolling interests in the OP		290,278		282,480
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,803,812 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,803,812 shares at December 31, 2014)		46,571		46,571
Common stock, $0.01 par value; 350,000,000 shares authorized				
259,091,257 shares issued and outstanding (255,114,603 shares at December 31, 2014)		2,591		2,551
Additional paid-in capital		4,342,829		4,223,747
Distributions in excess of net income		(1,525,159)		(1,528,917)
Accumulated other comprehensive income/(loss), net		(9,190)		(8,855)
Total stockholders' equity		2,857,642		2,735,097
Noncontrolling interests		860		853
Total equity		2,858,502		2,735,950
Total liabilities and equity	$	6,939,730	$	6,846,534



Attachment 4(A)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Common Stock and Equivalents	June 30, 2015	December 31, 2014
Common shares [2]	257,908,470	254,114,631
Restricted shares	1,182,787	999,972
Total common stock	259,091,257	255,114,603
Stock options and restricted stock equivalents	702,628	1,052,147
Operating partnership units	7,311,018	7,413,802
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [3]	3,035,548	3,035,548
Total common stock and equivalents	271,892,122	268,367,771

Weighted Average Number of Shares Outstanding	2Q 2015 Weighted Average	2Q 2014 Weighted Average
Weighted average number of common shares and OP Units outstanding - basic	266,973,865	259,570,652
Weighted average number of OP Units outstanding	(9,124,983)	(9,315,709)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	257,848,882	250,254,943
Weighted average number of common shares, OP units, and common stock equivalents outstanding - diluted	271,931,010	264,542,859
Weighted average number of OP Units outstanding	(9,124,983)	(9,315,709)
Weight average number of Series E preferred shares outstanding [4]	-	(3,035,548)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	262,806,027	252,191,602

	Year-to-Date Weighted Average	Year-to-Date Weighted Average
Weighted average number of common shares and OP Units outstanding - basic	266,488,982	259,533,384
Weighted average number of OP Units outstanding	(9,144,945)	(9,317,307)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	257,344,037	250,216,077
Weighted average number of common shares, OP units, and common stock equivalents outstanding - diluted	271,447,391	264,443,776
Weighted average number of OP Units outstanding	(9,144,945)	(9,317,307)
Weight average number of Series E preferred shares outstanding [4]	(3,035,548)	(3,035,548)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	259,266,898	252,090,921

Market Capitalization, In thousands	June 30, 2015	% of Total	December 31, 2014	% of Total
Total debt	$ 3,564,403	29.0%	$ 3,583,105	30.2%
Common stock and equivalents ($32.03 at 6/30/15 and $30.82 at 12/31/14)	8,708,705	71.0%	8,271,095	69.8%
Total market capitalization	$ 12,273,108	100.0%	$ 11,854,200	100.0%

Asset Summary	Number of Homes	2Q 2015 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	26,811	$ 105,314	70.0%	$ 6,184,616	73.4%
Encumbered assets	12,593	45,118	30.0%	2,240,663	26.6%
	39,404	$ 150,432	100.0%	$ 8,425,279	100.0%

(1) See Attachment 16 for definitions and other terms.

(2) Includes the effect of the ATM issuance of 3.4 million and 3.4 million shares at an average price of $32.29 and $29.95 and a net price of $31.64 and $29.36 during the six and twelve months ended June 30, 2015 and December 31, 2014.

(3) At June 30, 2015 and December 31, 2014, a total of 2,803,812 shares of the Series E were outstanding, which is equivalent to 3,035,548 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(4) Series E preferred shares are dilutive for purposes of calculating earnings per share for the three months ended June 30, 2015. For the three and six months ended June 30, 2014 and the six months ended June 30, 2015, the Series E preferred shares are anti-dilutive.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited)

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 975,024 [1]	27.4%	5.3%	2.5
	Floating	375,415 [2]	10.5%	1.5%	5.3
	Combined	1,350,439	37.9%	4.2%	3.3
Unsecured	Fixed	1,721,964 [3]	48.3%	3.8%	5.2
	Floating	492,000	13.8%	1.1%	2.5
	Combined	2,213,964	62.1%	3.2%	4.6
Total Debt	Fixed	2,696,988	75.7%	4.3%	4.2
	Floating	867,415	24.3%	1.3%	3.7
	Combined	$ 3,564,403	100.0%	3.6%	4.1

Debt Maturities, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 187,448	$ -	$ -	$ 187,448	5.3%	5.9%
2016	143,110 [4]	95,868	-	238,978	6.7%	5.1%
2017	279,283	-	457,000 [5]	736,283	20.6%	2.2%
2018	207,969	648,749	-	856,718	24.0%	3.0%
2019	319,220	-	-	319,220	9.0%	4.4%
2020	90,000	299,958	-	389,958	10.9%	3.8%
2021	-	-	-	-	-	-
2022	-	397,657	-	397,657	11.2%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,706	-	314,706	8.8%	4.0%
Thereafter	27,000	26	-	27,026	0.8%	0.9%
	$ 1,350,439	$ 1,756,964	$ 457,000	$ 3,564,403	100.0%	3.6%

Debt Maturities With Extensions, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 187,448	$ -	$ -	$ 187,448	5.3%	5.9%
2016	72,365	95,868	-	168,233	4.7%	4.8%
2017	350,028	-	-	350,028	9.7%	4.4%
2018	207,969	648,749	457,000 [5]	1,313,718	36.9%	2.4%
2019	319,220	-	-	319,220	9.0%	4.4%
2020	90,000	299,958	-	389,958	10.9%	3.8%
2021	-	-	-	-	-	-
2022	-	397,657	-	397,657	11.2%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,706	-	314,706	8.8%	4.0%
Thereafter	27,000	26	-	27,026	0.8%	0.9%
	$ 1,350,439	$ 1,756,964	$ 457,000	$ 3,564,403	100.0%	3.6%

(1) Includes $50 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 4.0%.

(2) Includes $286.3 million of debt with a weighted average interest cap of 8.1% on the underlying index.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 1.6%.

(4) Includes $70.7 million of financing with a one year extension at UDR's option.

(5) UDR's $900 million line of credit has a maturity date of December 2017, plus a six-month extension option and contains an accordion feature that allows UDR to increase the facility up to $1.45 billion assuming lender participation. The credit facility carries an interest rate equal to LIBOR plus a spread of 100 basis points and a facility fee of 15 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Coverage Ratios		Quarter Ended June 30, 2015
Net income/(loss) attributable to UDR, Inc.	$	86,855
Adjustments (includes continuing and discontinued operations):		
Interest expense		29,673
Real estate depreciation and amortization		90,344
Real estate depreciation and amortization on unconsolidated joint ventures		10,017
Other depreciation and amortization		1,700
Noncontrolling interests		3,029
Income tax expense/(benefit)		(1,404)
EBITDA	$	220,214
(Gain)/loss on sale of real estate owned, net of tax		(79,042)
Long-term incentive plan transition costs		1,008
Acquisition-related costs/(fees), including joint ventures		1,544
Casualty-related (recoveries)/charges, net		843
EBITDA - adjusted for non-recurring items	$	144,567
Annualized EBITDA - adjusted for non-recurring items	$	578,268
Interest expense	$	29,673
Capitalized interest expense		3,775
Total interest	$	33,448
Preferred dividends	$	931
Total debt	$	3,564,403
Cash		2,990
Net debt	$	3,561,413
Interest Coverage Ratio		**6.58x**
Fixed Charge Coverage Ratio		**6.41x**
Interest Coverage Ratio - adjusted for non-recurring items		**4.32x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.21x**
Net Debt-to-EBITDA, adjusted for non-recurring items		**6.2x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	37.4%	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5	3.4	Yes
Maximum Secured Debt Ratio	≤40.0%	18.2%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	325.3%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤60.0%	37.6%	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5	4.3	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	14.2%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	283.8%	Yes

Securities Ratings

	Debt	Preferred	Outlook
Moody's Investors Service	Baa1	Baa2	Stable
Standard & Poor's	BBB+ [4]	BB+	Stable

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 25, 2011 as amended June 6, 2013.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.
(4) Received a senior unsecured credit upgrade from Standard & Poor's to BBB+ in June 2015.



Attachment 5

UDR, Inc.
Operating Information [1]
(Unaudited)

Dollars in thousands	Total Homes	Quarter Ended June 30, 2015	Quarter Ended March 31, 2015	Quarter Ended December 31, 2014	Quarter Ended September 30, 2014	Quarter Ended June 30, 2014
Revenues						
Same-Store Communities	35,250	$ 174,521	$ 170,708	$ 168,180	$ 167,992	$ 165,628
Stabilized, Non-Mature Communities	2,952	24,504	24,043	23,553	21,115	17,576
Acquired Communities	-	-	-	-	-	-
Redevelopment Communities	328	3,125	3,073	3,106	3,025	2,916
Development Communities	874	2,971	1,795	685	23	1
Non-Residential / Other [2]	-	5,632	4,656	4,634	4,776	4,332
Total	39,404	$ 210,753	$ 204,275	$ 200,158	$ 196,931	$ 190,453
Expenses						
Same-Store Communities		$ 49,676	$ 50,388	$ 48,609	$ 51,158	$ 48,778
Stabilized, Non-Mature Communities		7,739	7,824	7,687	7,337	6,848
Acquired Communities		-	-	-	-	-
Redevelopment Communities		575	578	570	564	534
Development Communities		1,853	1,340	1,043	590	131
Non-Residential / Other [2]		1,813	2,415	2,147	1,662	568
Total		$ 61,656	$ 62,545	$ 60,056	$ 61,311	$ 56,859
Net Operating Income						
Same-Store Communities		$ 124,845	$ 120,320	$ 119,571	$ 116,834	$ 116,850
Stabilized, Non-Mature Communities		16,765	16,219	15,866	13,778	10,728
Acquired Communities		-	-	-	-	-
Redevelopment Communities		2,550	2,495	2,536	2,461	2,382
Development Communities		1,118	455	(358)	(567)	(130)
Non-Residential / Other [2]		3,819	2,241	2,487	3,114	3,764
Total		$ 149,097	$ 141,730	$ 140,102	$ 135,620	$ 133,594
Operating Margin						
Same-Store Communities		71.5%	70.5%	71.1%	69.5%	70.5%
Average Physical Occupancy						
Same-Store Communities		96.9%	96.7%	96.7%	96.8%	96.8%
Stabilized, Non-Mature Communities		95.7%	95.2%	95.2%	92.9%	78.4%
Acquired Communities		-	-	-	-	-
Redevelopment Communities		95.0%	97.1%	98.0%	98.3%	97.4%
Development Communities		67.6%	57.7%	39.8%	20.7%	-
Other [3]		-	97.3%	97.1%	93.3%	89.9%
Total		96.2%	96.2%	95.6%	96.3%	95.2%
Return on Invested Capital						
Same-Store Communities		7.7%	7.5%	7.3%	7.3%	7.3%
Sold and Held for Disposition Communities						
Revenues		$ 2,011	$ 2,772	$ 5,946	$ 6,656	$ 10,506
Expenses		676	927	2,057	2,472	3,697
Net Operating Income/(loss)		$ 1,335	$ 1,845	$ 3,889	$ 4,184	$ 6,809
Total	39,404	$ 150,432	$ 143,575	$ 143,991	$ 139,804	$ 140,403
Discontinued Operations [4]						
Revenues		$ -	$ -	$ -	$ 21	$ 78
Expenses		-	-	-	11	89
Net Operating Income/(loss)		$ -	$ -	$ -	$ 10	$ (11)

(1) See Attachment 16 for definition and other terms.

(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

(3) Includes occupancy of Sold and Held for Disposition Communities and Discontinued Operations.

(4) Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. 2014 activity included in discontinued operations is related to Grandview, a commercial property classified as held for sale prior to the adoption of the new accounting standard, which was sold in July 2014.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited)

Year-Over-Year Comparison	% of 2Q 2015 SS Operating Expenses	2Q 2015	2Q 2014	% Change
Real estate taxes	34.4%	$ **17,071**	$ 16,673	2.4%
Personnel	25.2%	**12,521**	12,161	3.0%
Utilities	15.5%	**7,721**	7,461	3.5%
Repair and maintenance	14.0%	**6,940**	7,052	-1.6%
Administrative and marketing	6.3%	**3,132**	3,192	-1.9%
Insurance	4.6%	**2,291**	2,239	2.3%
Same-Store operating expenses	100.0%	$ **49,676**	$ 48,778	1.8%
Same-Store Homes	**35,250**			

Sequential Comparison	% of 2Q 2015 SS Operating Expenses	2Q 2015	1Q 2015	% Change
Real estate taxes	34.4%	$ **17,071**	$ 17,527	-2.6%
Personnel	25.2%	**12,521**	12,029	4.1%
Utilities	15.5%	**7,721**	8,828	-12.5%
Repair and maintenance	14.0%	**6,940**	6,667	4.1%
Administrative and marketing	6.3%	**3,132**	3,194	-2.0%
Insurance	4.6%	**2,291**	2,143	7.0%
Same-Store operating expenses	100.0%	$ **49,676**	$ 50,388	-1.4%
Same-Store Homes	**35,250**			

Year-to-Date Comparison	% of YTD 2015 SS Operating Expenses	YTD 2015	YTD 2014	% Change
Real estate taxes	34.6%	$ **34,598**	$ 33,670	2.8%
Personnel	24.5%	**24,550**	23,722	3.5%
Utilities	16.6%	**16,549**	16,058	3.1%
Repair and maintenance	13.6%	**13,607**	13,692	-0.6%
Administrative and marketing	6.3%	**6,326**	6,271	0.9%
Insurance	4.4%	**4,434**	4,570	-3.0%
Same-Store operating expenses	100.0%	$ **100,064**	$ 97,983	2.1%
Same-Store Homes	**35,250**			

(1) See Attachment 16 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout [1]
Portfolio Overview as of Quarter Ended
June 30, 2015
(Unaudited)

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	3,757	1,284	173	5,214	-	5,214
San Francisco, CA	2,108	315	328	2,751	-	2,751
Seattle, WA	1,727	358	-	2,085	555	2,640
Los Angeles, CA	1,225	-	-	1,225	151	1,376
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	875	-	-	875	571	1,446
Portland, OR	476	-	-	476	-	476
	11,733	**1,957**	**501**	**14,191**	**1,277**	**15,468**
Mid-Atlantic Region						
Metropolitan DC	4,568	256	332	5,156	874	6,030
Baltimore, MD	2,300	-	-	2,300	379	2,679
Richmond, VA	1,358	-	-	1,358	-	1,358
Norfolk, VA	846	-	-	846	-	846
Other Mid-Atlantic	168	-	-	168	-	168
	9,240	**256**	**332**	**9,828**	**1,253**	**11,081**
Southeast Region						
Tampa, FL	2,499	-	-	2,499	-	2,499
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	7,895	**-**	**-**	**7,895**	**-**	**7,895**
Northeast Region						
New York, NY	1,205	739	-	1,944	710	2,654
Boston, MA	1,179	-	369	1,548	1,302	2,850
Philadelphia, PA	-	-	-	-	290	290
	2,384	**739**	**369**	**3,492**	**2,302**	**5,794**
Southwest Region						
Dallas, TX	2,725	-	-	2,725	1,382	4,107
Austin, TX	1,273	-	-	1,273	259	1,532
Other Southwest	-	-	-	-	223	223
	3,998	**-**	**-**	**3,998**	**1,864**	**5,862**
Totals	**35,250**	**2,952**	**1,202**	**39,404**	**6,696**	**46,100**
Communities	**125**	**7**	**4**	**136**	**28**	**164**

Total Homes (incl. joint ventures) [4]	46,100
Homes in Development, Excluding Completed Homes [5]	
Current Pipeline Wholly-Owned	516
Current Pipeline Joint Venture [6]	1,173
Current Pipeline Preferred Equity Investments [6]	1,533
Total expected homes (including development)	**49,322**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other, Sold, and Held for Disposition categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture homes at 100 percent. See Attachment 12 for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9(A) and 9(B) for detail of our development communities.

(6) Represents joint venture and preferred equity investment homes at 100 percent. Excludes 218 homes at Steele Creek where we have a participating loan investment. See Attachments 9(A) and 9(B) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary [1]
Portfolio Overview as of Quarter Ended
June 30, 2015
(Unaudited)

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Mid-Atlantic Region**			
Orange County, CA				**Metropolitan D.C.**			
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964	3Q15	Domain College Park	Stabilized, Non-Mature	256	4Q15
Los Alisos	Stabilized, Non-Mature	320	1Q16	DelRay Tower	Development	332	4Q16
Beach & Ocean	Development	173	3Q16				
				Northeast Region			
San Francisco, CA				**New York, NY**			
Channel @ Mission Bay	Stabilized, Non-Mature	315	3Q15	View 34	Stabilized, Non-Mature	739	1Q16
2000 Post	Redevelopment	328	1Q17				
				Boston, MA			
Seattle, WA				100 Pier 4	Development	369	2Q17
Lightbox	Stabilized, Non-Mature	162	2Q16				
Waterscape	Stabilized, Non-Mature	196	1Q16				
				Total		**4,154**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes	Date & Community	Category	# of Homes
3Q15			**3Q16**		
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964	Beach & Ocean	Development	173
Channel @ Mission Bay	Stabilized, Non-Mature	315			
			4Q16		
4Q15			DelRay Tower	Development	332
Domain College Park	Stabilized, Non-Mature	256			
			1Q17		
1Q16			2000 Post	Redevelopment	328
Los Alisos	Stabilized, Non-Mature	320			
Waterscape	Stabilized, Non-Mature	196	**2Q17**		
View 34	Stabilized, Non-Mature	739	100 Pier 4	Development	369
2Q16					
Lightbox	Stabilized, Non-Mature	162	**Total**		**4,154**

Summary of Non-Mature Home Activity

	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total	
Non-Mature Homes at March 31, 2015	2,213	-	1,067	613	3,893	
View 34	739	-	(739)	-	-	
100 Pier 4	-	-	-	261	261	[3]
Non-Mature Homes at June 30, 2015	**2,952**	**-**	**328**	**874**	**4,154**	

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 261 homes were completed at 100 Pier 4 in 2Q15.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary [1]
Portfolio Overview as of Quarter Ended
June 30, 2015
(Unaudited)

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [5]	Total Homes (incl. pro rata JV) [5]
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
Orange County, CA	$ 1,899	$ 2,070	$ 2,103	$ 1,947	$ -	$ 1,947
San Francisco, CA	2,988	4,448	3,345	3,197	-	3,197
Seattle, WA	1,836	1,899	-	1,846	3,417	2,030
Los Angeles, CA	2,453	-	-	2,453	3,924	2,535
Monterey Peninsula, CA	1,311	-	-	1,311	-	1,311
Other Southern CA	1,630	-	-	1,630	2,904	1,940
Portland, OR	1,268	-	-	1,268	-	1,268
Mid-Atlantic Region						
Metropolitan DC	1,924	1,949	1,954	1,926	2,714	1,970
Baltimore, MD	1,494	-	-	1,494	1,774	1,515
Richmond, VA	1,236	-	-	1,236	-	1,236
Norfolk, VA	1,077	-	-	1,077	-	1,077
Other Mid-Atlantic	1,034	-	-	1,034	-	1,034
Southeast Region						
Tampa, FL	1,187	-	-	1,187	-	1,187
Orlando, FL	1,098	-	-	1,098	-	1,098
Nashville, TN	1,103	-	-	1,103	-	1,103
Other Florida	1,427	-	-	1,427	-	1,427
Northeast Region						
New York, NY	3,805	4,420	-	4,037	4,670	4,133
Boston, MA	2,316	-	1,810	2,273	2,342	2,296
Philadelphia, PA	-	-	-	-	3,241	3,241
Southwest Region						
Dallas, TX	1,181	-	-	1,181	1,825	1,309
Austin, TX	1,345	-	-	1,345	4,319	1,615
Other Southwest	-	-	-	-	3,086	3,086
Weighted Average	$ 1,703	$ 2,891	$ 2,496	$ 1,809	$ 2,817	$ 1,885

(1) See Attachment 16 for definitions and other terms.
(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.
(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition communities categories on Attachment 5.
(4) Development revenue per occupied home can be affected by the timing of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.
(5) Represents joint ventures at UDR's pro-rata ownership interests. See Attachment 12 for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)



Percent of Total NOI by Region

West:	41.7%
Mid-Atlantic:	21.0%
Northeast:	19.1%
Southeast:	10.8%
Southwest:	7.4%

Three Months Ended June 30, 2015

	Same-Store	Non Same-Store [2]	Pro-Rata Share of JVs [3]	Total
Net Operating Income	$ 124,845	$ 24,252	$ 17,717	$ 166,814

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2015	
	As a % of NOI			As a % of NOI	
Region	**Same-Store**	**Total**	**Region**	**Same-Store**	**Total**
West Region			**Southeast Region**		
Orange County, CA	12.5%	12.9%	Tampa, FL	4.5%	3.4%
San Francisco, CA	11.4%	11.9%	Orlando, FL	4.4%	3.3%
Seattle, WA	5.3%	6.7%	Nashville, TN	4.1%	3.1%
Los Angeles, CA	5.1%	4.1%	Other Florida	1.3%	1.0%
Monterey Peninsula, CA	3.5%	2.6%		**14.3%**	**10.8%**
Other Southern CA	2.4%	2.7%	**Northeast Region**		
Portland, OR	1.0%	0.8%	New York, NY	8.4%	13.0%
	41.2%	**41.7%**	Boston, MA	4.7%	5.3%
			Philadelphia, PA	0.0%	0.8%
Mid-Atlantic Region				**13.1%**	**19.1%**
Metropolitan DC	14.0%	12.9%	**Southwest Region**		
Baltimore, MD	5.7%	4.7%	Dallas, TX	4.9%	4.7%
Richmond, VA	2.9%	2.2%	Austin, TX	2.3%	2.3%
Norfolk, VA	1.4%	1.0%	Other Southwest	0.0%	0.4%
Other Mid-Atlantic	0.2%	0.2%		**7.2%**	**7.4%**
	24.2%	**21.0%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold, Held for Disposition Communities and Discontinued Operations.

(3) Includes UDR's pro rata share of joint venture and partnership NOI.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
June 30, 2015
(Unaudited)

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 2Q 2015 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			2Q 15	2Q 14	Change	2Q 15	2Q 14	Change
West Region								
Orange County, CA	3,757	12.5%	95.9%	95.1%	0.8%	$ 1,899	$ 1,807	5.1%
San Francisco, CA	2,108	11.4%	97.1%	97.4%	-0.3%	2,988	2,727	9.6%
Seattle, WA	1,727	5.3%	97.3%	97.5%	-0.2%	1,836	1,727	6.3%
Los Angeles, CA	1,225	5.1%	95.6%	95.4%	0.2%	2,453	2,319	5.8%
Monterey Peninsula, CA	1,565	3.5%	97.5%	97.4%	0.1%	1,311	1,195	9.7%
Other Southern CA	875	2.4%	96.5%	96.6%	-0.1%	1,630	1,544	5.6%
Portland, OR	476	1.0%	97.5%	97.9%	-0.4%	1,268	1,147	10.5%
	11,733	**41.2%**	**96.6%**	**96.4%**	**0.2%**	**2,019**	**1,886**	**7.0%**
Mid-Atlantic Region								
Metropolitan DC	4,568	14.0%	96.8%	97.1%	-0.3%	1,924	1,879	2.4%
Baltimore, MD	2,300	5.7%	97.3%	97.3%	0.0%	1,494	1,461	2.3%
Richmond, VA	1,358	2.9%	96.9%	96.5%	0.4%	1,236	1,221	1.2%
Norfolk, VA	846	1.4%	95.3%	95.3%	0.0%	1,077	1,051	2.5%
Other Mid-Atlantic	168	0.2%	95.9%	97.0%	-1.1%	1,034	1,017	1.7%
	9,240	**24.2%**	**96.8%**	**96.9%**	**-0.1%**	**1,623**	**1,588**	**2.1%**
Southeast Region								
Tampa, FL	2,499	4.5%	97.1%	96.5%	0.6%	1,187	1,128	5.2%
Orlando, FL	2,500	4.4%	97.0%	97.0%	0.0%	1,098	1,025	7.1%
Nashville, TN	2,260	4.1%	97.3%	97.6%	-0.3%	1,103	1,052	4.8%
Other Florida	636	1.3%	96.6%	96.2%	0.4%	1,427	1,352	5.5%
	7,895	**14.3%**	**97.1%**	**96.9%**	**0.2%**	**1,154**	**1,091**	**5.8%**
Northeast Region								
New York, NY	1,205	8.4%	98.0%	97.3%	0.7%	3,805	3,626	4.9%
Boston, MA	1,179	4.7%	97.1%	96.8%	0.3%	2,316	2,203	5.1%
	2,384	**13.1%**	**97.6%**	**97.1%**	**0.5%**	**3,072**	**2,924**	**5.1%**
Southwest Region								
Dallas, TX	2,725	4.9%	97.0%	97.6%	-0.6%	1,181	1,122	5.3%
Austin, TX	1,273	2.3%	97.3%	96.7%	0.6%	1,345	1,264	6.4%
	3,998	**7.2%**	**97.1%**	**97.3%**	**-0.2%**	**1,233**	**1,167**	**5.7%**
Total/Weighted Avg.	**35,250**	**100.0%**	**96.9%**	**96.8%**	**0.1%**	**$ 1,703**	**$ 1,618**	**5.3%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
June 30, 2015
(Unaudited)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		2Q 15	2Q 14	Change	2Q 15	2Q 14	Change	2Q 15	2Q 14	Change
West Region										
Orange County, CA	3,757	$ 20,531	$ 19,369	6.0%	$ 4,958	$ 5,067	-2.2%	$ 15,573	$ 14,302	8.9%
San Francisco, CA	2,108	18,351	16,797	9.3%	4,154	4,106	1.2%	14,197	12,691	11.9%
Seattle, WA	1,727	9,253	8,724	6.1%	2,613	2,540	2.9%	6,640	6,184	7.4%
Los Angeles, CA	1,225	8,617	8,131	6.0%	2,267	2,524	-10.2%	6,350	5,607	13.2%
Monterey Peninsula, CA	1,565	5,999	5,464	9.8%	1,603	1,605	-0.2%	4,396	3,859	13.9%
Other Southern CA	875	4,129	3,915	5.5%	1,140	1,170	-2.6%	2,989	2,745	8.9%
Portland, OR	476	1,766	1,604	10.1%	511	496	3.1%	1,255	1,108	13.2%
	11,733	68,646	64,004	7.3%	17,246	17,508	-1.5%	51,400	46,496	10.5%
Mid-Atlantic Region										
Metropolitan DC	4,568	25,523	24,997	2.1%	8,091	7,788	3.9%	17,432	17,209	1.3%
Baltimore, MD	2,300	10,028	9,807	2.3%	2,888	2,811	2.7%	7,140	6,996	2.1%
Richmond, VA	1,358	4,879	4,800	1.6%	1,196	1,162	2.9%	3,683	3,638	1.3%
Norfolk, VA	846	2,606	2,543	2.5%	863	837	3.1%	1,743	1,706	2.2%
Other Mid-Atlantic	168	501	497	0.9%	196	183	7.0%	305	314	-2.7%
	9,240	43,537	42,644	2.1%	13,234	12,781	3.5%	30,303	29,863	1.5%
Southeast Region										
Tampa, FL	2,499	8,641	8,159	5.9%	3,051	2,894	5.4%	5,590	5,265	6.2%
Orlando, FL	2,500	7,991	7,458	7.2%	2,484	2,379	4.5%	5,507	5,079	8.4%
Nashville, TN	2,260	7,277	6,964	4.5%	2,175	2,144	1.4%	5,102	4,820	5.8%
Other Florida	636	2,631	2,482	6.0%	954	877	8.8%	1,677	1,605	4.5%
	7,895	26,540	25,063	5.9%	8,664	8,294	4.5%	17,876	16,769	6.6%
Northeast Region										
New York, NY	1,205	13,481	12,753	5.7%	3,020	2,851	5.9%	10,461	9,902	5.6%
Boston, MA	1,179	7,955	7,541	5.5%	2,147	1,984	8.2%	5,808	5,557	4.5%
	2,384	21,436	20,294	5.6%	5,167	4,835	6.9%	16,269	15,459	5.2%
Southwest Region										
Dallas, TX	2,725	9,365	8,954	4.6%	3,260	3,393	-3.9%	6,105	5,561	9.8%
Austin, TX	1,273	4,997	4,669	7.0%	2,105	1,967	7.1%	2,892	2,702	7.0%
	3,998	14,362	13,623	5.4%	5,365	5,360	0.1%	8,997	8,263	8.9%
Totals	35,250	$ 174,521	$ 165,628	5.4%	$ 49,676	$ 48,778	1.8%	$ 124,845	$ 116,850	6.8%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.

Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
June 30, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		2Q 15	1Q 15	Change	2Q 15	1Q 15	Change
West Region							
Orange County, CA	3,757	95.9%	96.1%	-0.2%	$ 1,899	$ 1,867	1.7%
San Francisco, CA	2,108	97.1%	97.3%	-0.2%	2,988	2,890	3.4%
Seattle, WA	1,727	97.3%	97.3%	0.0%	1,836	1,791	2.5%
Los Angeles, CA	1,225	95.6%	95.0%	0.6%	2,453	2,393	2.5%
Monterey Peninsula, CA	1,565	97.5%	97.1%	0.4%	1,311	1,266	3.6%
Other Southern CA	875	96.5%	96.5%	0.0%	1,630	1,608	1.4%
Portland, OR	476	97.5%	98.4%	-0.9%	1,268	1,226	3.4%
	11,733	**96.6%**	**96.6%**	**0.0%**	**2,019**	**1,968**	**2.5%**
Mid-Atlantic Region							
Metropolitan DC	4,568	96.8%	96.7%	0.1%	1,924	1,893	1.6%
Baltimore, MD	2,300	97.3%	97.0%	0.3%	1,494	1,478	1.1%
Richmond, VA	1,358	96.9%	95.9%	1.0%	1,236	1,224	1.0%
Norfolk, VA	846	95.3%	94.6%	0.7%	1,077	1,063	1.3%
Other Mid-Atlantic	168	95.9%	94.7%	1.2%	1,034	1,010	2.4%
	9,240	**96.8%**	**96.4%**	**0.4%**	**1,623**	**1,601**	**1.4%**
Southeast Region							
Tampa, FL	2,499	97.1%	97.0%	0.1%	1,187	1,166	1.8%
Orlando, FL	2,500	97.0%	96.6%	0.4%	1,098	1,070	2.6%
Nashville, TN	2,260	97.3%	97.1%	0.2%	1,103	1,085	1.7%
Other Florida	636	96.6%	96.8%	-0.2%	1,427	1,401	1.9%
	7,895	**97.1%**	**96.9%**	**0.2%**	**1,154**	**1,131**	**2.0%**
Northeast Region							
New York, NY	1,205	98.0%	97.9%	0.1%	3,805	3,712	2.5%
Boston, MA	1,179	97.1%	95.9%	1.2%	2,316	2,286	1.3%
	2,384	**97.6%**	**96.9%**	**0.7%**	**3,072**	**3,014**	**1.9%**
Southwest Region							
Dallas, TX	2,725	97.0%	97.1%	-0.1%	1,181	1,162	1.6%
Austin, TX	1,273	97.3%	97.0%	0.3%	1,345	1,318	2.0%
	3,998	**97.1%**	**97.1%**	**0.0%**	**1,233**	**1,212**	**1.7%**
Total/Weighted Avg.	**35,250**	**96.9%**	**96.7%**	**0.2%**	**$ 1,703**	**$ 1,669**	**2.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
June 30, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		2Q 15	1Q 15	Change	2Q 15	1Q 15	Change	2Q 15	1Q 15	Change
West Region										
Orange County, CA	3,757	$ 20,531	$ 20,220	1.5%	$ 4,958	$ 5,017	-1.2%	$ 15,573	$ 15,203	2.4%
San Francisco, CA	2,108	18,351	17,780	3.2%	4,154	4,218	-1.5%	14,197	13,562	4.7%
Seattle, WA	1,727	9,253	9,028	2.5%	2,613	2,554	2.3%	6,640	6,474	2.6%
Los Angeles, CA	1,225	8,617	8,354	3.1%	2,267	2,396	-5.4%	6,350	5,958	6.6%
Monterey Peninsula, CA	1,565	5,999	5,772	3.9%	1,603	1,650	-2.9%	4,396	4,122	6.7%
Other Southern CA	875	4,129	4,072	1.4%	1,140	1,076	6.0%	2,989	2,996	-0.2%
Portland, OR	476	1,766	1,723	2.5%	511	439	16.4%	1,255	1,284	-2.3%
	11,733	68,646	66,949	2.5%	17,246	17,350	-0.6%	51,400	49,599	3.6%
Mid-Atlantic Region										
Metropolitan DC	4,568	25,523	25,085	1.7%	8,091	8,156	-0.8%	17,432	16,929	3.0%
Baltimore, MD	2,300	10,028	9,893	1.4%	2,888	2,961	-2.5%	7,140	6,932	3.0%
Richmond, VA	1,358	4,879	4,783	2.0%	1,196	1,291	-7.3%	3,683	3,492	5.5%
Norfolk, VA	846	2,606	2,552	2.1%	863	909	-5.0%	1,743	1,643	6.1%
Other Mid-Atlantic	168	501	482	3.8%	196	190	3.1%	305	292	4.2%
	9,240	43,537	42,795	1.7%	13,234	13,507	-2.0%	30,303	29,288	3.5%
Southeast Region										
Tampa, FL	2,499	8,641	8,482	1.9%	3,051	2,997	1.8%	5,590	5,485	1.9%
Orlando, FL	2,500	7,991	7,751	3.1%	2,484	2,435	2.0%	5,507	5,316	3.6%
Nashville, TN	2,260	7,277	7,145	1.8%	2,175	2,316	-6.1%	5,102	4,829	5.7%
Other Florida	636	2,631	2,587	1.7%	954	886	7.7%	1,677	1,701	-1.4%
	7,895	26,540	25,965	2.2%	8,664	8,634	0.3%	17,876	17,331	3.1%
Northeast Region										
New York, NY	1,205	13,481	13,138	2.6%	3,020	2,924	3.3%	10,461	10,214	2.4%
Boston, MA	1,179	7,955	7,754	2.6%	2,147	2,402	-10.6%	5,808	5,352	8.5%
	2,384	21,436	20,892	2.6%	5,167	5,326	-3.0%	16,269	15,566	4.5%
Southwest Region										
Dallas, TX	2,725	9,365	9,223	1.5%	3,260	3,467	-6.0%	6,105	5,756	6.1%
Austin, TX	1,273	4,997	4,884	2.3%	2,105	2,104	0.1%	2,892	2,780	3.9%
	3,998	14,362	14,107	1.8%	5,365	5,571	-3.7%	8,997	8,536	5.4%
Total	35,250	$ 174,521	$ 170,708	2.2%	$ 49,676	$ 50,388	-1.4%	$ 124,845	$ 120,320	3.8%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2015
(Unaudited)

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2015 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 15	YTD 14	Change	YTD 15	YTD 14	Change
West Region								
Orange County, CA	3,757	12.6%	**96.0%**	94.9%	1.1%	**$ 1,883**	$ 1,799	4.7%
San Francisco, CA	2,108	11.3%	**97.2%**	97.0%	0.2%	**2,939**	2,699	8.9%
Seattle, WA	1,727	5.3%	**97.3%**	97.3%	0.0%	**1,813**	1,707	6.2%
Los Angeles, CA	1,225	5.0%	**95.3%**	95.3%	0.0%	**2,423**	2,310	4.9%
Monterey Peninsula, CA	1,565	3.5%	**97.3%**	94.5%	2.8%	**1,288**	1,188	8.4%
Other Southern CA	875	2.4%	**96.5%**	95.8%	0.7%	**1,619**	1,531	5.7%
Portland, OR	476	1.0%	**98.0%**	97.7%	0.3%	**1,247**	1,139	9.5%
	11,733	**41.1%**	**96.6%**	**95.8%**	**0.8%**	**1,993**	**1,874**	**6.3%**
Mid-Atlantic Region								
Metropolitan DC	4,568	14.0%	**96.8%**	96.8%	0.0%	**1,908**	1,870	2.0%
Baltimore, MD	2,300	5.7%	**97.2%**	96.8%	0.4%	**1,485**	1,461	1.6%
Richmond, VA	1,358	2.9%	**96.4%**	96.6%	-0.2%	**1,230**	1,213	1.4%
Norfolk, VA	846	1.4%	**95.0%**	94.8%	0.2%	**1,070**	1,043	2.6%
Other Mid-Atlantic	168	0.2%	**95.3%**	97.0%	-1.7%	**1,022**	1,003	1.9%
	9,240	**24.2%**	**96.6%**	**96.6%**	**0.0%**	**1,611**	**1,580**	**2.1%**
Southeast Region								
Tampa, FL	2,499	4.5%	**97.0%**	96.5%	0.5%	**1,177**	1,121	5.0%
Orlando, FL	2,500	4.6%	**96.8%**	96.8%	0.0%	**1,084**	1,020	6.3%
Nashville, TN	2,260	4.1%	**97.2%**	97.3%	-0.1%	**1,094**	1,045	4.7%
Other Florida	636	1.4%	**96.7%**	96.4%	0.3%	**1,414**	1,347	5.0%
	7,895	**14.6%**	**97.0%**	**96.8%**	**0.2%**	**1,143**	**1,085**	**5.3%**
Northeast Region								
New York, NY	1,205	8.4%	**98.0%**	97.4%	0.6%	**3,757**	3,580	4.9%
Boston, MA	1,179	4.6%	**96.5%**	96.4%	0.1%	**2,301**	2,183	5.4%
	2,384	**13.0%**	**97.3%**	**96.9%**	**0.4%**	**3,043**	**2,893**	**5.2%**
Southwest Region								
Dallas, TX	2,725	4.8%	**97.1%**	97.1%	0.0%	**1,171**	1,121	4.5%
Austin, TX	1,273	2.3%	**97.1%**	96.7%	0.4%	**1,332**	1,259	5.8%
	3,998	**7.1%**	**97.1%**	**97.0%**	**0.1%**	**1,222**	**1,165**	**4.9%**
Total/Weighted Avg.	**35,250**	**100.0%**	**96.8%**	**96.5%**	**0.3%**	**$ 1,686**	**$ 1,607**	**4.9%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.

Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 15	YTD 14	Change	YTD 15	YTD 14	Change	YTD 15	YTD 14	Change
West Region										
Orange County, CA	3,757	$ 40,751	$ 38,478	5.9%	$ 9,975	$ 10,305	-3.2%	$ 30,776	$ 28,173	9.2%
San Francisco, CA	2,108	36,131	33,115	9.1%	8,372	8,359	0.2%	27,759	24,756	12.1%
Seattle, WA	1,727	18,281	17,208	6.2%	5,167	5,002	3.3%	13,114	12,206	7.4%
Los Angeles, CA	1,225	16,971	16,179	4.9%	4,663	5,055	-7.8%	12,308	11,124	10.6%
Monterey Peninsula, CA	1,565	11,771	10,545	11.6%	3,253	3,147	3.3%	8,518	7,398	15.2%
Other Southern CA	875	8,201	7,701	6.5%	2,216	2,320	-4.5%	5,985	5,381	11.2%
Portland, OR	476	3,489	3,179	9.8%	950	930	2.2%	2,539	2,249	12.9%
	11,733	**135,595**	**126,405**	**7.3%**	**34,596**	**35,118**	**-1.5%**	**100,999**	**91,287**	**10.6%**
Mid-Atlantic Region										
Metropolitan DC	4,568	50,608	49,624	2.0%	16,247	15,929	2.0%	34,361	33,695	2.0%
Baltimore, MD	2,300	19,921	19,520	2.1%	5,849	5,579	4.8%	14,072	13,941	0.9%
Richmond, VA	1,358	9,662	9,549	1.2%	2,487	2,383	4.3%	7,175	7,166	0.1%
Norfolk, VA	846	5,158	5,020	2.7%	1,772	1,744	1.6%	3,386	3,276	3.3%
Other Mid-Atlantic	168	983	981	0.3%	386	360	7.4%	597	621	-3.9%
	9,240	**86,332**	**84,694**	**1.9%**	**26,741**	**25,995**	**2.9%**	**59,591**	**58,699**	**1.5%**
Southeast Region										
Tampa, FL	2,499	17,123	16,218	5.6%	6,048	5,729	5.6%	11,075	10,489	5.6%
Orlando, FL	2,500	15,742	14,809	6.3%	4,919	4,679	5.1%	10,823	10,130	6.8%
Nashville, TN	2,260	14,422	13,792	4.6%	4,491	4,200	6.9%	9,931	9,592	3.5%
Other Florida	636	5,218	4,955	5.3%	1,840	1,701	8.2%	3,378	3,254	3.8%
	7,895	**52,505**	**49,774**	**5.5%**	**17,298**	**16,309**	**6.1%**	**35,207**	**33,465**	**5.2%**
Northeast Region										
New York, NY	1,205	26,619	25,212	5.6%	5,944	5,835	1.9%	20,675	19,377	6.7%
Boston, MA	1,179	15,709	14,884	5.6%	4,549	4,257	6.9%	11,160	10,627	5.0%
	2,384	**42,328**	**40,096**	**5.6%**	**10,493**	**10,092**	**4.0%**	**31,835**	**30,004**	**6.1%**
Southwest Region										
Dallas, TX	2,725	18,588	17,789	4.5%	6,727	6,634	1.4%	11,861	11,155	6.3%
Austin, TX	1,273	9,881	9,301	6.3%	4,209	3,835	9.8%	5,672	5,466	3.8%
	3,998	**28,469**	**27,090**	**5.1%**	**10,936**	**10,469**	**4.5%**	**17,533**	**16,621**	**5.5%**
Totals	**35,250**	**$ 345,229**	**$ 328,059**	**5.2%**	**$ 100,064**	**$ 97,983**	**2.1%**	**$ 245,165**	**$ 230,076**	**6.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
June 30, 2015
(Unaudited)

	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	2Q 2015	2Q 2015	2Q 2015	2Q 2014	YTD 2015	YTD 2014
West Region						
Orange County, CA	6.3%	7.1%	65.8%	63.5%	56.0%	57.5%
San Francisco, CA	14.0%	10.2%	59.4%	58.4%	50.4%	52.9%
Seattle, WA	11.9%	8.3%	55.5%	57.4%	49.6%	48.1%
Los Angeles, CA	8.6%	10.1%	51.4%	56.6%	47.1%	49.1%
Monterey Peninsula, CA	22.2%	10.2%	60.5%	43.3%	48.3%	42.3%
Other Southern CA	7.7%	5.7%	61.0%	61.0%	54.6%	55.3%
Portland, OR	16.7%	12.0%	55.6%	67.4%	51.7%	50.0%
			60.1%	58.3%	51.8%	51.9%
Mid-Atlantic Region						
Metropolitan DC	2.3%	4.5%	46.6%	43.7%	41.7%	40.3%
Baltimore, MD	2.5%	4.6%	48.7%	52.8%	42.6%	46.9%
Richmond, VA	3.3%	5.4%	58.8%	69.7%	52.9%	55.8%
Norfolk, VA	2.9%	4.9%	51.2%	47.9%	51.0%	53.2%
Other Mid-Atlantic	-3.3%	5.2%	83.6%	59.7%	56.4%	50.4%
			50.0%	50.5%	44.7%	45.6%
Southeast Region						
Tampa, FL	6.7%	7.0%	58.9%	58.7%	53.2%	51.7%
Orlando, FL	7.1%	6.6%	57.3%	50.7%	50.0%	48.3%
Nashville, TN	5.6%	5.9%	59.6%	55.6%	53.4%	53.4%
Other Florida	4.6%	5.7%	60.5%	58.0%	45.7%	49.1%
			58.7%	55.2%	51.6%	50.9%
Northeast Region						
New York, NY	8.4%	7.0%	46.6%	52.6%	39.0%	43.7%
Boston, MA	7.1%	6.5%	52.7%	47.6%	44.3%	40.5%
			49.6%	50.1%	41.6%	42.1%
Southwest Region						
Dallas, TX	9.0%	6.2%	56.5%	57.6%	52.2%	53.1%
Austin, TX	3.5%	4.7%	51.7%	54.8%	45.9%	49.3%
			55.0%	56.7%	50.2%	51.9%
Total/Weighted Avg.	**7.7%**	**7.0%**	**55.9%**	**54.8%**	**49.0%**	**49.4%**
Percentage of Total Repriced Homes	**52.6%**	**47.4%**				

	2Q 2015	2Q 2014
Total Combined New and Renewal Lease Rate Growth	**7.4%**	**4.5%**

(1) See Attachment 16 for definitions and other terms.



Attachment 9(A)

UDR, Inc.
Development Summary [1] [2]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule: Start	Schedule: Initial Occ.	Schedule: Compl.	Percentage: Leased	Percentage: Occupied
Projects Under Construction												
Pacific City	Huntington Beach, CA	516	-	$ 92,645	$ 342,000	$ 663	$ -	2Q15	2Q17	1Q18	-	-
Total		**516**	**-**	**$ 92,645**	**$ 342,000**	**$ 663**	**$ -**					
Completed Projects, Non-Stabilized												
100 Pier 4 [3]	Boston, MA	369	369	$ 209,946	$ 217,700	$ 590 [4]	$ -	4Q12	1Q15	2Q15	68.8%	56.6%
DelRay Tower [5]	Alexandria, VA	332	332	125,522	127,000	383	-	3Q11	3Q14	4Q14	87.1%	82.5%
Beach & Ocean	Huntington Beach, CA	173	173	51,723	51,900	300	-	3Q12	4Q14	4Q14	98.3%	97.7%
Total - Wholly Owned		**1,390**	**874**	**$ 479,836**	**$ 738,600**	**$ 531**	**$ -**					

Net Operating Income From Wholly-Owned Projects

	2Q 2015
Projects Under Construction	$ (9)
Completed, Non-Stabilized	1,127
Total	**$ 1,118**

Capitalized Interest for Current Development Projects

2Q 15	2Q 14	YTD 15	YTD 14
$ 1,347	$ 3,157	$ 3,763	$ 5,792

Unconsolidated Joint Ventures and Partnerships

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [6]	Budgeted Cost	Project Debt	Schedule: Start	Schedule: Initial Occ.	Schedule: Compl.	Percentage: Leased	Percentage: Occupied
Projects Under Construction												
399 Fremont	San Francisco, CA	51%	447	-	$ 204,128	$ 317,700 [7]	$ 32,734	1Q14	1Q16	3Q16	-	-
Residences at 2801 Kelvin	Irvine, CA	50%	381	-	56,946	125,000	-	3Q14	3Q16	1Q17	-	-
3033 Wilshire	Los Angeles, CA	50%	190	-	33,931	107,000 [8]	-	4Q14	4Q16	1Q17	-	-
Domain Mountain View	Mountain View, CA	50%	155	-	28,384	99,000 [9]	-	1Q15	1Q17	2Q17	-	-
Total			**1,173**	**-**	**$ 323,389**	**$ 648,700**	**$ 32,734**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total - Unconsolidated Joint Ventures and Partnerships			**1,173**	**-**	**$ 323,389**	**$ 648,700**	**$ 32,734**					

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) The developer will have the opportunity to earn an additional contingent developer fee, which will be determined by meeting a specific revenue hurdle during the 24 months after final completion.
(4) Includes 11,000 square feet of retail space.
(5) Project encompasses the complete redevelopment of the former 187 homes combined with the development of an additional 145 homes, 10,000 square feet of retail space and underground parking.
(6) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(7) Includes 3,800 square feet of retail space.
(8) Includes 5,500 square feet of retail space.
(9) Includes 4,500 square feet of retail space.



Attachment 9(B)

UDR, Inc.
Preferred Equity and Participating Loan Investments [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Preferred Equity Investments

Community	Location	Own. Interest	# of Homes	Compl. Homes	Going-in Valuation	UDR Investment Cost	UDR Share of Debt	Schedule Start	Schedule Compl.	Schedule Stabilization	Percentage Leased	Percentage Occupied
Projects Under Construction												
West Coast Development JV [2]												
8th & Republican [3][4]	Seattle, WA	48%	211	-	$ 97,020	$ 23,971	$ 5,939	3Q14	1Q16	1Q17	-	-
Katella Grand I	Anaheim, CA	49%	399	-	137,935	34,268	14,085	4Q13	1Q16	1Q17	-	-
CityLine [5]	Seattle, WA	49%	244	-	80,360	20,214	3,611	3Q14	2Q16	3Q16	-	-
12th & Olive [3][6]	Los Angeles, CA	47%	293	-	129,360	33,698	6,604	2Q14	3Q16	4Q17	-	-
Katella Grand II	Anaheim, CA	49%	386	-	114,660	17,441 [7]	4,409	4Q14	2Q17	2Q18	-	-
Total			**1,533**	**-**	**$ 559,335**	**$ 129,592**	**$ 34,647**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total - Preferred Equity Investments			**1,533**	**-**	**$ 559,335**	**$ 129,592**	**$ 34,647**					

Participating Loan Investment

Community	Location	# of Homes	Compl. Homes	Cost to Date [10]	Budgeted Cost	Loan Commitment	Loan Balance [10]	Leased	Occupied
Steele Creek [8][9]	Denver, CO	218	218	$ 102,969	$ 108,245	$ 92,009	$ 85,208	50.0%	33.9%
Total		**218**	**218**	**$ 102,969**	**$ 108,245**	**$ 92,009**	**$ 85,208**		

(1) See Attachment 16 for definitions and other terms.

(2) In May 2015, UDR agreed to pay $136 million, net of debt, to acquire a 48% weighted average ownership interest in a $559 million, West Coast Development joint venture consisting of five communities in various stages of construction. UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. UDR has the option to purchase each property at a fixed price one year after completion at an all-in option price of $597 million. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days.

(3) A small ownership interest in 8th & Republican and 12th & Olive is held by an additional co-investor.

(4) Includes 13,600 square feet of retail space.

(5) UDR will have an option to acquire an interest in the second phase that is adjacent to the first phase.

(6) Includes 15,500 square feet of retail space.

(7) Excludes $6.7 million expected to be funded over the remainder of 2015.

(8) Includes 17,000 square feet of retail space. Refer to Attachment 12 for terms of our participating loan investment.

(9) UDR's participating loan is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and net income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP. UDR has the option to purchase the property 25 months after completion of construction and we receive 50% of the value created from the project upon acquisition of the community or sale to a third party.

(10) Cost to date includes accruals for costs incurred, but not yet paid as of the end of the period. Loan balance includes only amounts funded plus interest accrued at 6.5% prior to the period end.



Attachment 10

UDR, Inc.
Redevelopment Summary [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule: Acq.	Schedule: Start	Schedule: Compl.	Schedule: Same-Store [3]	Percentage: Leased	Percentage: Occupied
Projects in Redevelopment													
2000 Post	San Francisco, CA	328	[4]	[4]	$ 4,854	$ 15,000	[4]	4Q98	1Q15	1Q16	1Q17	93.9%	92.4%
Total		**328**	**-**	**-**	**$ 4,854**	**$ 15,000**	**$ -**						
Completed Redevelopments, Non-Stabilized													
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	-	-
Total - Wholly Owned		**328**	**-**	**-**	**$ 4,854**	**$ 15,000**	**$ -**						

Capitalized Interest for Current Redevelopment Projects

2Q 15	2Q 14	YTD 15	YTD 14
$ 24	$ -	$ 39	$ -

Projected Weighted Average Return on Incremental Capital Invested: **7.0% to 9.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) 2000 Post redevelopment project will not impact the individual homes. The project includes renovation of building exteriors, corridors, and common area amenities.



Attachment 11

UDR, Inc.
Land Summary [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		UDR Pro-Rata Cost Basis	Status Update [2]		
						Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned								
7 Harcourt [3]	Boston, MA	100%	$	6,020	$ 6,020	**Complete**	**In Process**	
Vitruvian Park®	Addison, TX	100%		13,784	13,784	**Complete**		**In Process**
Graybar	Boston, MA	100%		35,939	35,939	**Complete**	**In Process**	
Total			$	**55,743**	$ **55,743**			

			Real Estate Cost Basis		UDR Pro-Rata Cost Basis			
Consolidated Joint Ventures								
3032 Wilshire	Santa Monica, CA	95%	$	12,570	$ 11,942	**In Process**		
2919 Wilshire	Santa Monica, CA	95%		8,306	7,891	**In Process**		
Total			$	**20,876**	$ **19,833**			

			Real Estate Cost Basis [4]		UDR Pro-Rata Cost Basis [4]			
Unconsolidated Joint Ventures and Partnerships								
UDR/MetLife I - 3 parcels [5]	Various	5%	$	70,441	$ 3,463	**In Process**		**In Process**
UDR/MetLife Land - 8 parcels [6]	Various	50%		86,514	43,274	**Complete**	**In Process**	**In Process**
Total			$	**156,955**	$ **46,737**			

| **Total** | | | $ | **233,574** | $ **122,313** | | | |

(1) See Attachment 16 for definitions and other terms.
(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.
   <u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of
   construction of multifamily and/or mixed uses communities.
   <u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.
(3) Land is adjacent to UDR's Garrison Square community.
(4) Cost basis includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(5) Parcels are located in Bellevue, WA; Los Angeles, CA; and Dublin, CA.
(6) Includes 6 parcels in Addison, TX and 2 parcels in Los Angeles, CA.

UDR, Inc.
Unconsolidated Joint Venture Summary [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [9]	Own. Interest	Physical Occupancy 2Q 15	Total Rev. per Occ. Home 2Q 15 [1]	Net Operating Income UDR's Share 2Q 2015	YTD 2015	Total YTD 2015 [2]
UDR / MetLife									
Operating communities	Various	23	5,381	50%	96.2%	$ 2,915	$ 15,646	$ 31,445	$ 62,890
Stabilized, Non-Mature	Various	2	655	(3)	91.9%	2,148	1,081	2,229	4,408
Development communities	Various	4	-	(4)	-	-	(5)	(13)	(27)
Land parcels		11	-	(5)	-	-	(28)	(51)	(192)
UDR / KFH	High-rise	3	660	30%	95.9%	2,536	1,023	2,061	6,869
Total/Weighted Average		**43**	**6,696**		**96.2%**	**$ 2,817**	**$ 17,717**	**$ 35,671**	**$ 73,948**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [6]	Total Project Debt [6]	UDR's Equity Investment [7]	Weighted Avg. Debt Interest Rate	Debt Maturity	Returns [8] ROIC	ROE
UDR / MetLife							
Operating communities	$ 2,349,770	$ 1,212,651	$ 444,814	4.4%	2018-2023		
Stabilized, Non-Mature	182,318	119,510	25,844	2.9%	2017-2025		
Development communities	335,583	32,734	141,749	2.1%	2018		
Land parcels	176,558	-	63,798	N/A	N/A		
UDR / KFH	283,917	164,829	19,775	3.0%	2016-2025		
Total/Weighted Average	**$ 3,328,146**	**$ 1,529,724**	**$ 695,980**	**4.1%**		**5.9%**	**7.7%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [6]	2Q 2015 vs. 2Q 2014 Growth Revenue	Expense	NOI	2Q 2015 vs. 1Q 2015 Growth Revenue	Expense	NOI
UDR / MetLife	23	4.7%	11.3%	1.7%	1.9%	8.1%	-1.0%
UDR / KFH	3	-2.6%	7.7%	-6.3%	-0.7%	1.2%	-1.4%
Total/Average	26	4.0%	10.9%	0.9%	1.6%	7.5%	-1.0%

		NOI			NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest		**1.2%**			**-1.0%**

Joint Venture	Same-Store Joint Venture Communities [6]	YTD 2015 vs. YTD 2014 Growth Revenue	Expense	NOI
UDR / MetLife	23	4.6%	5.4%	4.1%
UDR / KFH	3	-1.6%	5.0%	-4.1%
Total/Average	26	3.9%	5.4%	3.2%

		NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest		**3.6%**

Participating Loan Investment

	UDR's Investment	Interest Rate	Years to Maturity		Income from Participating Loan Investment 2Q 2015	YTD 2015	Upside Participation
Steele Creek [10]	$ 85,208	6.5%	2.1		$ 1,352	$ 2,506	50%

Preferred Equity Investment

	UDR's Equity Investment [11]	Preferred Return		Income from Preferred Equity Investment [12] 2Q 2015	YTD 2015
West Coast Development JV [10]	$ 133,627	6.5%		$ 952	$ 952

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100 percent for the period ended June 30, 2015.
(3) Includes Fiori on Vitruvian Park® of which UDR owns 50.0% and 13th & Market of which UDR owns 51.0%.
(4) Includes 399 Fremont of which UDR owns 51.0%, Residences at 2801 Kelvin of which UDR owns 50.1%, 3033 Wilshire of which UDR owns 50.0% and Domain Mountain View of which UDR owns 50.1%.
(5) See summary of unconsolidated land parcels on Attachment 11.
(6) Joint ventures and partnerships represented at 100 percent.
(7) Includes deferred fees, which are netted in "Investments in and advances to unconsolidated joint ventures, net" on Attachment 3.
(8) Excludes non-stabilized developments.
(9) Includes homes completed for the period ended June 30, 2015.
(10) See Attachment 9(B) for additional details of our participating loan and preferred equity investments.
(11) UDR's equity investment of $133.6 million is inclusive of outside basis and our preferred return, which differs from our upfront investment cost of $129.6 million in Attachment 9(B).
(12) Excludes $1.5 million of acquisition-related costs related to UDR's share of the West Coast Development joint venture's transaction expenses.



Attachment 13

UDR, Inc.
Acquisitions and Dispositions Summary
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]	Debt [1]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Feb-15	1745 Shea Center I [2]	Highlands Ranch, CO	0%	100%	$ 24,059	$ 24,059	-	$ -
					$ 24,059	$ 24,059	-	$ -
Acquisitions - Wholly-Owned Land								
None								
Acquisitions - Joint Ventures								
May-15	West Coast Development JV	Various	0%	48%	$ 559,335	$ 277,476 [3]	1,533	$ 365
					$ 559,335	$ 277,476	1,533	$ 365
Acquisitions - Joint Ventures - Land								
None								

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]	Debt [1]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
May-15	Bay Meadows	Clearwater, FL	100%	0%	$ 34,150	$ -	276	$ 124
Jun-15	The Canopy Apartment Villas	Orlando, FL	100%	0%	30,540	-	296	103
Jun-15	Andover Park	Beaverton, OR	100%	0%	45,250	16,818	240	189
					$ 109,940	$ 16,818	812	$ 135
Dispositions - Joint Ventures								
Jan-15	Texas JV - 8 operating communities	Various	20%	0%	$ 400,300	$ 219,588	3,359	$ 119
					$ 400,300	$ 219,588	3,359	$ 119
Dispositions - Wholly-Owned Land								
None								
Dispositions - Joint Ventures Land								
None								

(1) Price represents 100% of the value of assets. Debt represents 100% of the asset's indebtedness.
(2) Includes approximately 120,000 square feet of office space, which is 37% occupied by UDR's corporate headquarters.
(3) Debt represents maximum debt of the joint venture at 100% upon completion of construction. See Attachment 9(B) for additional details.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary [1]
June 30, 2015
(Dollars in Thousands)
(Unaudited)

Category (Capitalized)	Weighted Avg. Useful Life (yrs) [2]	Three Months Ended June 30, 2015		Cost per Home		Six Months Ended June 30, 2015		Cost per Home	
Capital Expenditures for Consolidated Homes [3]									
Average number of homes [4]			38,980				39,163		
Recurring Cap Ex									
Asset preservation									
Building interiors	5 - 20	$	3,683	$	94	$	6,407	$	164
Building exteriors	5 - 20		2,543		65		4,319		110
Landscaping and grounds	10		1,031		26		1,546		39
Total asset preservation			7,257		185		12,272		313
Turnover related	5		2,854		73		5,082		130
Total Recurring Cap Ex			**10,111**		**258**		**17,354**		**443**
Revenue Enhancing Cap Ex [5]									
Kitchen & Bath			3,018		77		4,745		121
Revenue Enhancing			7,983		205		12,562		321
Total Revenue Enhancing Cap Ex	5 - 20		**11,001**		**282**		**17,307**		**442**
Total Recurring and Revenue Enhancing Cap Ex		$	**21,112**	$	**540**	$	**34,661**	$	**885**
One-Time Infrastructure Cap Ex	5 - 35	$	**1,236**	$	**-**	$	**1,791**	$	**-**

Category (Expensed)	Three Months Ended June 30, 2015		Cost per Home		Six Months Ended June 30, 2015		Cost per Home	
Repair and Maintenance for Consolidated Homes								
Average number of homes [4]		38,980				39,163		
Contract services	$	**4,470**	$	**115**	$	**8,649**	$	**221**
Turnover related expenses		**942**		**24**		**1,845**		**47**
Other Repair and Maintenance								
Building interiors		1,668		43		3,067		78
Building exteriors		339		9		698		18
Landscaping and grounds		188		5		659		17
Total	$	**7,607**	$	**196**	$	**14,918**	$	**381**

(1) See Attachment 16 for definitions and other terms.

(2) Weighted average useful life of capitalized expenses for the six months ended June 30, 2015.

(3) Excludes redevelopment capital.

(4) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

(5) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2015 Guidance [1]
June 30, 2015
(Unaudited)

FFO and AFFO per Share Guidance	3Q 2015	Full Year 2015
FFO per common share and unit, diluted	$0.39 to $0.41	$1.64 to $1.68
FFO As Adjusted per common share and unit, diluted	$0.39 to $0.41	$1.63 to $1.67
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.34 to $0.36	$1.46 to $1.50
Annualized dividend per share		$1.11

Same-Store Guidance	Full Year 2015
Revenue growth	5.00% to 5.50%
Expense growth	2.50% to 3.00%
NOI growth	5.75% to 6.75%
Physical occupancy	96.5%
Same-Store homes	35,250

Sources of Funds ($ in millions)	Full Year 2015
Sales Proceeds and Debt and Equity Issuances	$750 to $900
Construction Loan Proceeds	$120 to $140

Uses of Funds ($ in millions)	Full Year 2015
Debt maturities (weighted average interest rate of 5.5%)	$516
Development and redevelopment spending	$325 to $375
Acquisitions	$160 to $250

Other Additions/(Deductions) ($ in millions except per home amounts)	Full Year 2015
Interest	($120) to ($125)
General and administrative, gross [2]	($54) to ($56)
Tax benefit for TRS	$3 to $5
Total joint venture FFO, Including fee income	$57 to $61
Non-recurring items:	
Disposition-related FFO	$10
Acquisition-related costs	$1.5 to $2
Long-term incentive plan transition costs	$3 to $4
Average stabilized homes	40,000
Recurring capital expenditures per home	$1,150
Revenue enhancing capital expenditures	$15 to $20
Kitchen & Bath capital expenditures	$5 to $10
One-time infrastructure capital expenditures	$5 to $7

(1) See Attachment 16 for definitions and other terms.

(2) Includes an estimated $15 million to $16 million of long-term incentive plan compensation expense, including $3.5 million related to program transition expense.



Attachment 16(A)

UDR, Inc.
Definitions and Reconciliations
June 30, 2015
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds From Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income attributable to UDR, Inc. to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Discontinued Operations: Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. Communities that meet the criteria to be classified as held for disposition subsequent to the adoption of ASU 2014-08 are presented as held for disposition in the Consolidated Balance Sheet for the current period, but do not meet the criteria to be classified as discontinued operations in accordance with ASU 2014-08.

Prior to the prospective adoption of ASU 2014-08, FASB ASC Subtopic 205.20, required, among other things, that the primary assets and liabilities and the results of operations of UDR's real properties that have been sold or are held for disposition, be classified as discontinued operations and segregated in UDR's Consolidated Statements of Operations and Consolidated Balance Sheets. Consequently, the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition prior to January 1, 2014 are accounted for as discontinued operations for all periods presented. This presentation does not have an impact on net income available to common stockholders, it only results in the reclassification of the operating results within the Consolidated Statements of Operations for the period ended June 30, 2014, and the reclassification of the assets and liabilities within the Consolidated Balance Sheet as of December 31, 2014.

During the twelve months ended December 31, 2014, UDR sold one commercial property that was classified as real estate held for disposition prior to the adoption of ASU 2014-08 and is therefore presented as a discontinued operation. The results of operations for these properties are classified on the Consolidated Statements of Operations on Attachment 1 of the Company's quarterly supplemental disclosure in the line item entitled "Income from discontinued operations, net of tax".

In thousands	2Q 2015	2Q 2014	YTD 2015	YTD 2014
Rental income	$ -	$ 78	$ -	$ 126
Rental expenses	-	89	-	214
Property management	-	2	-	3
Real estate depreciation	-	-	-	-
Other operating expenses	-	9	-	18
Non-property (income)/expense	-	-	-	-
Total expenses	-	100	-	235
Income before net impairment of real estate held for disposition and net gain on the sale of depreciable property	-	(22)	-	(109)
Net gain on the sale of depreciable property, net of tax	-	-	-	-
Income tax benefit/(expense)	-	40	-	40
Income/(loss) from discontinued operations, net of tax	$ -	$ 18	$ -	$ (69)

Effective New Lease Rate Growth: The Company defines effective new lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on all new leases commenced during the current quarter.

Management considers effective new lease rate growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines effective renewal lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on all renewed leases commenced during the current quarter.

Management considers effective renewal lease rate growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines estimated quarter of completion of a development or redevelopment project as the date on which construction is expected to be completed, but does not represent the date of stabilization.

Fixed Charge Coverage Ratio: The Company defines Fixed Charge Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, TRS income tax, divided by total interest plus preferred dividends.

Management considers fixed charge coverage a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise fixed charge coverage is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds From Operations as Adjusted attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as Adjusted as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains on sales of marketable securities and TRS property, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to UDR, Inc. to FFO as Adjusted is provided on Attachment 2.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
June 30, 2015
(Unaudited)

Funds From Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO as net income attributable to common stockholders and unitholders, excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. In the computation of diluted FFO, unvested restricted stock, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count.

Activities of our taxable REIT subsidiary (TRS), include development and land entitlement. From time to time, we develop and subsequently sell a TRS property which results in a short-term use of funds that produces a profit that differs from the traditional long-term investment in real estate for REITs. We believe that the inclusion of these TRS gains in FFO is consistent with the standards established by NAREIT as the short-term investment is incidental to our main business. TRS gains on sales, net of taxes, are defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income attributable to UDR, Inc. to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio: The Company defines Interest Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, TRS income tax, divided by total interest.

Management considers interest coverage ratio a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise interest coverage ratio is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's Weighted Average Pro-Rata Ownership Interest

In thousands	2Q 2015		YTD 2015
Income/(loss) from unconsolidated entities	$	(573)	$ 58,586
Management fee		1,003	1,984
Interest expense		7,841	15,625
Depreciation		10,017	19,867
General and administrative		351	533
Other income/expense		(922)	(1,851)
Gain on sale		-	(59,073)
Total Joint Venture NOI at UDR's Pro-Rata Ownership Interest	$	17,717	$ 35,671

JV Return on Equity ("ROE"): The Company defines JV ROE as the pro rata share of property NOI plus property and asset management fee revenue less interest expense, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as the pro rata share of property NOI plus property and asset management fee revenue divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt to EBITDA: The Company defines net debt to EBITDA as total debt net of cash and cash equivalents divided by EBITDA. EBITDA is defined as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, and TRS income tax.

Management considers net debt to EBITDA a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income and EBITDA is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	2Q 2015	1Q 2015	4Q 2014	3Q 2014	2Q 2014
Net income/(loss) attributable to UDR, Inc.	$ 86,855	$ 73,822	$ 65,417	$ 40,549	$ 30,007
Property management	5,851	5,694	5,668	5,598	5,527
Other operating expenses	1,769	1,766	2,174	2,009	2,162
Real estate depreciation and amortization	90,344	88,777	91,406	89,339	88,876
Interest expense	29,673	28,800	32,792	33,087	31,691
Casualty-related (recoveries)/charges, net	843	996	41	-	-
General and administrative	13,721	12,152	11,722	11,554	12,530
Tax provision/(benefit), net (includes valuation adjustment)	(1,404)	(425)	(7,087)	(2,492)	(2,190)
Income/(loss) from unconsolidated entities	573	(59,159)	2,074	939	428
Interest and other income, net	(382)	(360)	44	(9,061)	(1,426)
Joint venture management and other fees	(3,098)	(12,706)	(3,445)	(3,165)	(2,747)
Other depreciation and amortization	1,700	1,623	2,117	1,385	1,193
(Income)/loss from discontinued operations, net of tax	-	-	-	(79)	(18)
(Gain)/loss on sale of real estate owned, net of tax	(79,042)	-	(61,267)	(31,302)	(26,709)
Net income/(loss) attributable to noncontrolling interests	3,029	2,595	2,335	1,443	1,079
Total consolidated NOI	$ 150,432	$ 143,575	$ 143,991	$ 139,804	$ 140,403



UDR, Inc.
Definitions and Reconciliations
June 30, 2015
(Unaudited)

Non-Mature: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in Same-Store Communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines physical occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store ("SS") Communities: The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.

Recurring Capital Expenditures: The Company defines recurring capital expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the Stabilization Period for Redevelopment Yield definition, less Recurring Capital Expenditures, minus the project's annualized operating NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures: The Company defines revenue-enhancing capital expenditures as expenditures that result in increased income generation over time.

Management considers revenue enhancing capital expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that previously met the criteria for discontinued operations and were disposed of prior to the end of the most recent quarter.

Stabilization for Same Store Classification: The Company generally defines stabilization as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that are stabilized but not yet in the Company's Same-Store portfolio.

Stabilization Period for Development Yield: The Company defines the stabilization period for development property yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: Expected stabilized yields on development are calculated as follows, projected stabilized NOI less management fees divided by budgeted construction cost on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated stabilized yield on development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines total revenue per occupied home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers total revenue per occupied home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store ("SS") Communities: The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
June 30, 2015
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP net income/(loss) per share for full year 2015 and third quarter of 2015 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full Year 2015 | | | |
	Low		High	
Forecasted earnings per diluted share	$	0.79	$	0.83
Conversion from GAAP share count		(0.10)		(0.10)
Net (gain)/loss on the sale of depreciable property, excluding TRS		(0.50)		(0.50)
Depreciation		1.46		1.46
Noncontrolling Interests		(0.02)		(0.02)
Preferred Dividends		0.01		0.01
Forecasted FFO per diluted share and unit	**$**	**1.64**	**$**	**1.68**
Disposition-related FFO		(0.03)		(0.03)
Long-term incentive plan transition costs		0.01		0.01
Acquisition-related and other costs		0.01		0.01
Forecasted FFO as Adjusted per diluted share and unit	**$**	**1.63**	**$**	**1.67**
Recurring capital expenditures		(0.17)		(0.17)
Forecasted AFFO per diluted share and unit	**$**	**1.46**	**$**	**1.50**

| | 3Q 2015 | | | |
	Low		High	
Forecasted earnings per diluted share	$	0.05	$	0.07
Conversion from GAAP share count		(0.03)		(0.03)
Depreciation		0.37		0.37
Noncontrolling Interests		-		-
Preferred Dividends		-		-
Forecasted FFO per diluted share and unit	**$**	**0.39**	**$**	**0.41**
Disposition-related FFO		-		-
Long-term incentive plan transition costs		-		-
Acquisition-related and other costs		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**0.39**	**$**	**0.41**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	**$**	**0.34**	**$**	**0.36**